[LETTERHEAD OF WEIL, GOTSHAL & MANGES LLP]

September 11, 2007

Ms. Jennifer Hardy

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EnergySolutions, Inc.

Amendment No. 2 to Registration Statement on Form S-1

(No. 333-141645)

Dear Ms. Hardy:

Thank you for your letter dated May 30, 2007 setting forth the comments of the Staff of the Securities and Exchange Commission on Amendment No. 1 to Registration Statement on Form S-1 (No. 333-141645) of EnergySolutions, Inc. Enclosed is Amendment No. 2 to the Registration Statement, which has been marked to reflect changes made since Amendment No. 1 to Registration Statement was filed on May 14, 2007.

Attached hereto is a memorandum from EnergySolutions setting forth responses to each of the comments raised by the Staff in its comment letter. For ease of reference, each comment is reprinted and is followed by EnergySolutions’ response. Page references in the memorandum refer to Amendment No. 2 to the Registration Statement.

Securities and Exchange Commission

Please do not hesitate to call me at (212) 310-8316 or my colleague, Barbra Broudy, at (212) 310-8744, with any questions or comments you may have.

Very truly yours,

/s/ Boris Dolgonos

Boris Dolgonos

cc:	Jeanne Baker

Jennifer Thompson

Andrew Schoeffler

(Securities and Exchange Commission)

Val John Christensen

(EnergySolutions, Inc.)

Kris F. Heinzelman

(Cravath, Swaine & Moore LLP)

M E M O R A N D U M

September 11, 2007

Re:	EnergySolutions, Inc.

Amendment No. 2 to Registration Statement on Form S-1

(No. 333-141645)

This memorandum sets forth the responses of EnergySolutions, Inc. (“ES” or “we”) to the comments of the Staff of the Securities and Exchange Commission contained in a letter to ES, dated May 30, 2007, relating to ES’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).

For ease of reference, each comment is reprinted below and is followed by ES’s response. Page references in this response memorandum refer to Amendment No. 2 to the Registration Statement, which has been marked to show changes made since Amendment No. 1 to Registration Statement was filed on May 14, 2007.

General

1.	We note your response to prior comment 5. Please update your financial statements and related disclosures as soon as practicable. Please be advised that we may have additional comments after you update your financial statements, and you should allow reasonable time for our review of this new information prior to requesting acceleration.

We acknowledge the Staff’s comment. Amendment No. 2 includes financial statements that comply with Rule 3-12 of Regulation S-X.

2.	We note your response to prior comment 4. Please disclose the sources for the statements in your prospectus.

We have revised pages 1, 2, 3, 85 and 86 in response to the Staff’s comment.

Prospectus Summary, page 1

3.	Please provide the disclosure regarding the reason for the depositary share structure in the summary. Please confirm to us that investors who purchase in the offering will have the same ability to transfer the depositary shares as for common shares.

We revised page 8 in response to the Staff’s comment. We supplementally confirm that investors who purchase depositary shares in this offering will have the same ability to transfer their depositary shares as common shares.

Our Company, page 1

4.	We note the statement here and in your prospectus artwork that you are a “leading” provider of ... nuclear services. Please disclose the basis for this statement, i.e. based upon revenues, market share, number of contracts, etc.

As disclosed on page 1, we derive almost 100% of our revenues from the provision of nuclear services and believe that virtually every company or organization in the United States that holds a nuclear license uses our services or facilities. We do not believe there is any other company that can make such a statement. We therefore believe that EnergySolutions is a leading provider of nuclear services. Nevertheless, in response to the Staff’s comment, we have changed the text in our prospectus artwork from “Leading provider …” to “A leading provider …”

5.	We note your response to prior comment 16 and reissue this comment. In this regard, please disclose the pro forma revenues by geographic location (domestic/international) in the fourth paragraph.

We have revised pages 2 and 85 in response to the Staff’s comments.

Summary Historical and Unaudited Pro Forma Financial Data, page 10

6.	We note your response to prior comment 22. As you indicate on page 12, the predecessor and successor entities have a different cost basis, which affects the comparability of their results. Notwithstanding the fact that the predecessor period is only one month, we do not believe that it is meaningful or appropriate to combine the results of the predecessor and successor. As previously requested, please remove the combined data from your presentation here and in Selected Historical Financial Data on page 43.

We respectfully submit that the presentation of combined financial results for fiscal year 2005 is meaningful, appropriate and helpful to our investors in presenting our operating performance. We believe the presentation of financial data on a combined basis provides investors with the most meaningful analysis to enable them to understand our results of operations as the change in control had no impact on the underlying operations of the business and occurred at the beginning of the fiscal year. We also note that footnote (2) on page 12 alerts investors that the presentation is not in conformity with GAAP.

For these reasons and those set forth in our prior letter, we believe that the presentation of separate periods for fiscal year 2005, without the combined results, could impede understanding of our operating performance. We therefore have retained the combined presentation.

Further, we note that other companies, such as Hertz Global Holdings, Inc. and Susser Holdings Corporation, have presented combined financial disclosures in their respective IPO prospectuses.

7.	We note your response to prior comment 23 and have the following additional comments:

Your response to the first bullet of prior comment 23 does not address our concern that Adjusted EBITDA, presented as a performance measure, complies with Item 10(e). In this regard, we note the elimination of both recurring and nonrecurring charges. Please remove your presentation of Adjusted EBITDA, or explain to us how the measure you are presenting complies with Item 10(e) of Regulation S-K and revise your disclosures accordingly. Additionally, since Adjusted EBITDA removes stock compensation expense, you should refer to SAB Topic 14G.

The presentation of Adjusted EBITDA as a performance measure, including the exclusion of recurring charges, is not precluded by Item 10(e)(1) so long as management demonstrates its usefulness as such a measure. In this regard, the calculation of Adjusted EBITDA enables management to compare our operating performance on a consistent basis from period to period because it removes the impact of non-cash items or items not directly resulting from our on-going operations. As previously explained, Adjusted EBITDA is also used as the basis for determining management compensation and compliance with debt covenants, as well as for other purposes.

We believe that our use of Adjusted EBITDA for the above purposes demonstrates that Adjusted EBITDA is a key metric used in evaluating our financial and management performance. Consistent with the goal of allowing investors to look at our company through the eyes of management, we believe that our presentation of Adjusted EBITDA as a performance measure is appropriate. Further, we note that our disclosure surrounding our use of Adjusted EBITDA in the Registration Statement addresses the items set forth in question 8 to the non-GAAP FAQs, including the following:

•	the manner in which management uses Adjusted EBITDA to evaluate our business;

•	the economic substance behind management’s decision to use Adjusted EBITDA;

•	the limitations associated with the use of Adjusted EBITDA as compared to net income and income from operations;

•	the manner in which management compensates for these limitations; and

•	the substantive reasons why management believes these measures provide useful information to investors.

See pages 12-14.

In addition to question 8 to the non-GAAP FAQs, we have reviewed SAB Topic 14G and respectfully submit that the exclusion of stock compensation expense is not precluded from being included in Adjusted EBITDA.

We read in your response to the second bullet point of prior comment 23 that Adjusted EBITDA as presented in this prospectus is not the same measure as Adjusted EBITDA used for purposes of determining management’s incentive compensation or Adjusted EBITDA used for purposes of calculating your debt covenants. Based on the above, we do not believe that it is appropriate to include the statements that (i) “it serves as the basis for determining incentive compensation under our employment agreement...” and (ii) “we use it as a performance measure under our senior credit facilities...” as you state in footnote (4) to your Summary Historical Financial Data. If you believe that Adjusted EBITDA as defined by your management incentive compensation agreements is material to an investor’s understanding of your financial condition and/or liquidity, you should present the actual measure used in your management incentive compensation agreements.

Adjusted EBITDA (as defined in the prospectus) is a key internal performance metric that management uses to assess our operations. “Adjusted EBITDA” for purposes of our employment agreements is Adjusted EBITDA (as defined in the prospectus) but excluding the cost of our excess performance bonuses to management and contributions to the EnergySolutions Environmental Foundation that our board of directors has directed us to make. “Adjusted EBITDA” for purposes of our credit facilities is Adjusted EBITDA (as defined in the prospectus) but including the expected benefit of synergies from acquisitions and giving pro forma effect to all of our significant and insignificant acquisitions.

We have not used the exact same “Adjusted EBITDA” measures as those used in our management incentive calculation or in our credit facilities because those measures include certain adjustments that we believe should not be included in evaluating our operating results, as described in the following:

•

In the case of the employment agreements, we believe it is appropriate to exclude excess performance bonus payments in determining bonus payments. We also believe it is appropriate to exclude charitable contributions in determining bonus payments because these contributions are determined by our board of directors, rather than by management.

•

In the case of our credit facilities, we believe it is appropriate to add expected synergies to the evaluation of our performance for purposes of our financial covenants and, in negotiation with our bank lenders, they have given us this “credit.” However, we do not think it is an appropriate adjustment for our management purposes because it would confer a benefit on management for negotiating an acquisition involving potential synergies before we actually realize those synergies. We believe that withholding “credit” for acquisition synergies in determining management bonus payments until such time as the synergies have been realized prevents management from profiting from failed acquisitions and holds management more accountable for executing our acquisition strategy.

We read in your response to the fourth bullet point of prior comment 23 that you do not believe the debt covenant measures containing Adjusted EBITDA, as that term is defined in your debt agreements, are meaningful to investors. Based on the above, we do not believe that it is meaningful or appropriate for you to present Adjusted EBITDA as calculated in your debt covenants. Refer to our response to Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

In response to the Staff’s comment, we note that borrowings under our credit facilities are a key source of our liquidity. Our ability to borrow under the credit facilities depends upon, among other things, compliance with the financial ratio covenants based on Adjusted EBITDA set forth in the credit agreement. These covenants require us to maintain a maximum leverage ratio (based upon the ratio of consolidated funded debt to consolidated operating cash flow) and a minimum cash interest coverage ratio (based upon the ratio of consolidated operating cash flow to consolidated cash interest expense). Operating cash flow as defined in the credit facilities is approximately equal to Adjusted EBITDA plus expected synergies from acquisitions. Failure to comply with these financial ratio covenants would result in a default under the credit agreement, and absent a waiver or an amendment from the lenders, permit the acceleration of all outstanding borrowings. We have revised our disclosure in response to this item. See page 13.

Based on your response to the third bullet point of prior comment 23, it does not appear that either EBITDA or Adjusted EBITDA was actually used by the predecessor entity as a performance measure or for debt covenant compliance. We therefore do not believe it is appropriate to present these measures for the predecessor. Please revise.

We acknowledge the Staff’s comment and respectfully submit that although the predecessor entity did not use EBITDA or Adjusted EBITDA as used by the successor entity, we believe disclosing these numbers provides investors with a uniform metric that is meaningful to them in comparing our operating results from period to period.

To the extent applicable, these comments also apply to your references to EBITDA and Adjusted EBITDA on pages 2 and 73.

Please see our responses to the bullet points listed above in connection with this comment 7.

Dividend Policy, page 35

8.	Based on your response to prior comment 82, we understand that EnergySolutions LLC is an operating company that contains the assets and operations of the acquired Envirocare of Utah business. We therefore assume that your statement here that “we are a holding company with no significant business operations of our own. All of our business operations are conducted through our subsidiaries” refers to EnergySolutions Inc. instead of EnergySolutions LLC. If our understanding is correct, please revise your disclosure here to clarify that you are referring to EnergySolutions Inc.; otherwise, please explain this matter to us in more detail.

We have revised page 37 in response to the Staff’s comment.

Unaudited Pro Forma Financial Information, page 38

9.	Please expand pro forma footnote (g) to your income statement to explain in more detail your tax structure prior to the reorganization and how it will differ from your tax structure after the reorganization. In this regard, we note that EnergySolutions LLC contains the operations of the acquired Envirocare of Utah business but was not taxed as a separate entity.

We have revised footnote (l) on page 49 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition, page 45

Results of operations, page 50

10.	We note your response to prior comment 40. As indicated above, notwithstanding the fact that the predecessor period is only one month, we do not believe that it is meaningful or appropriate to combine the results of the predecessor and successor. As previously indicated, we believe the most appropriate presentation for your analysis of results in MD&A is to briefly discuss the historical results of the predecessor and the successor and to present and discuss pro forma sales, cost of sales and gross profit for the year ended December 31, 2005.

Please see our response to comment 6. We respectfully submit that the presentation of combined financial results for fiscal year 2005 is meaningful, appropriate and helpful to our investors in presenting our operating performance. In addition, we believe that the presentation of separate periods for fiscal year 2005 could impede understanding of our operating performance and is generally consistent with the approach taken by other companies in similar situations.

Liquidity and Capital Resources, page 55

11.	We note your response to prior comment 42. It appears that you currently intend to pay quarterly dividends and have disclosed your intention to pay a specific divided, as disclosed in the first paragraph under the heading “Dividend Policy” on page 35. The revised disclosure is too vague. Please revise to discuss with greater specificity the impact of the dividends you intend to pay.

We have revised page 67 in response to the Staff’s comment.

12.	We note your response to prior comment 43. As previously requested, please revise to separately discuss the predecessor and successor period in 2005 rather than combining them.

Please see our responses to comments 6 and 10.

Critical Accounting Policies, page 59

Recoverability of Long-Lived Assets, including Goodwill

13.	We note your discussion of intangible assets subject to amortization on page 63. Please disclose your valuation methodology for each major type of acquired intangible asset, as we believe this is useful information to your investors. Please also refer to our comments below concerning your Note 3 – Acquisitions.

We have revised page 75 in response to the Staff’s comment.

Compensation Expense, page 63

14.	We note your disclosures here and on page F-23 in response to prior comment 95 and have the following additional comments:

Please help us to better understand the fluctuations seen in the fair value of units granted, particularly the significant decrease in fair value per unit from June 2006 to November 2006. Ensure your response clearly identifies the material assumptions used in determining the fair value of the units at each grant date and the reasons for changes in these underlying assumptions.

Supplementally tell us the fair value as of each grant date seen in your table under both the income and market approach, as we read you used both of these methods, and if the fair value differed under these methods, tell us how you determined which fair value amount to use.

Please disclose the fair value per unit at each grant date in addition to your current presentation of total fair value for each grant to make the fluctuations in fair value over time more apparent to your readers.

Expand your critical accounting policy disclosures so that a reader may also understand the basis for the changes in the fair value of units granted.

We supplementally advise the Staff as follows:

Through the date of this letter, we have only issued equity grants of profits interests units in our parent company, ENV Holdings LLC. The units have been issued in Series B through H with each Series carrying different preferences and rights to distributions on a diminishing basis by Series. As a result, the equity investments bear no relation to the common stock to be issued in connection with this offering, nor do they bear relation to the stock options to be issued upon completion of this offering pursuant to the 2007 Equity Incentive Plan. We have completed a determination of the fair value of each of the Series of units, as described below, and have disclosed the aggregate fair value of those units. However, we respectfully submit that disclosing disaggregated information regarding the fair value of each unit would not provide meaningful information to investors in our common stock.

The fluctuation in the per-unit fair value of the profit interests granted is attributable to two factors. The first is the determined enterprise value (see discussion of assumptions below), and the second is that there are several classes of profit interests. Ten different classes of profit interests have been granted. Each succeeding class of profit interests carries a lower priority on distributions which causes the corresponding value of such class to carry a lower per-unit value. The fluctuation in the per-unit fair value of the profit interests (particularly the decreases in per-unit value) largely depends upon the mix of the different classes of units that were issued at each grant date. However, some of these decreases in per-unit value have been at least partially offset by an increase in enterprise value.

The fair value per unit of profit interests granted at each grant date is as follows (amounts in dollars):

Grant date	B	C	C1	D	D1	E	E1	F	G	H
February 2005	$0.54	$0.32		$0.28		$0.03
April 2006								$0.12
June 2006			$0.95		$0.63		$0.60		$0.20
November 2006									$0.20	$0.14

We used the market approach and the income or discounted cash flow (DCF) approach to value our company. As part of the market approach, we used both comparable public companies (market multiples approach) and comparable transactions (comparable transactions approach). As an example, below is a listing of the key assumptions used in the various approaches for the June 2006 valuation.

Market Approach

Key Assumptions:

•	2006 Revenue multiples 2.25x – 2.75x

•	2007 Revenue multiples 2.00x – 2.50x

•	2006 EBITDA multiples 6.00x – 7.00x

•	2007 EBITDA multiples 5.50x – 6.50x

•	Controlling interest premium 20.0%

Based on these assumptions using the market multiple approach, as of June 2006, EnergySolutions’ enterprise value was estimated to be $1.4-1.7 billion.

Based on these assumptions using the comparable transactions approach, as of June 2006, EnergySolutions’ enterprise value was estimated to be $1.6-1.8 billion.

Income (discounted cash flow) Approach

Based on management’s assumptions for growth in our revenues and expenses, as of June 2006, EnergySolutions’ enterprise value was estimated to be $1.2-1.4 billion.

The resulting estimated enterprise value as calculated under each approach was averaged to obtain the estimated range of enterprise value of $1.4-1.7 billion. Cash and cash equivalents as of the valuation date were added to the range and the high and low ends of the range were averaged to arrive at the enterprise value of $1.5 billion. Adjustments for indebtedness, minority interest, and controlling interest were then applied to arrive at the value that was ultimately allocated to the various classes of profit interests.

The enterprise value that is ultimately available to the profit interests was allocated to each class of profit interests based on each class’s priority of distributions.

Assumptions from one valuation to the next may change slightly due mainly to historical operating results and updated future income and/or revenue projections. Application of the assumptions and calculation methodology of the enterprise value remained consistent through each valuation.

Patents and Other Intellectual Property Rights, page 87

15.	We note your response to prior comment 55. Please disclose whether the expiration or termination of your rights with respect to one or more patents may take place over the next several years and whether any such expiration or termination in the aggregate may adversely affect your business, results of operations or financial results.

We have revised page 100 in response to the Staff’s comment.

Legal Proceedings, page 92

16.	We note that you are currently involved in litigation with Cedar Mountain Environmental, Inc. in Utah’s Third District Court for Sale Lake County in three separate cases. Please disclose the information required by Item 103 of Regulation S-K with respect to this litigation or provide us with a detailed explanation as to why this information is not required to be disclosed in your prospectus.

We are involved in several lawsuits with Cedar Mountain Environmental, Inc. We supplementally advise the Staff that based on our review of the underlying facts and applicable law, as well as on the advice of counsel, we believe that the claims in these lawsuits are weak and that our potential exposure in these matters is immaterial.

Based on the foregoing, we do not believe disclosure of these matters is required by Item 103 of Regulation S-K.

Director Compensation, page 101

17.	Please confirm that no directors received any compensation or remuneration last year that would require tabular disclosure under Item 402(k) of Regulation S-K.

We supplementally advise the Staff that no directors received any compensation or remuneration last year that would require tabular disclosure under Item 402(k) of Regulation S-K.

Compensation Discussion and Analysis, page 101

18.	Please disclose the information set forth in your response to prior comment 61.

We have revised pages 115 and 116 in response to the Staff’s comment.

2006 Outstanding Equity Grants Vested at Fiscal Year End, page 106

19.	We note that you removed your reference to the use of an independent valuation firm to value grants of profit interest units in ENV Holdings LLC from Note 13 to your financial statements. It appears that a similar revision should be made to your disclosure here, or you should name this expert and provide their consent as required by Rule 436(b) of Regulation C. Please revise.

We have revised page 120 in response to the Staff’s comment.

Employment Agreements, page 111

20.	We note your response to prior comment 66. Please disclose the number of shares to be issued.

We have revised page 126 in response to the Staff’s comment.

EnergySolutions, LLC Financial Statements for the Year Ended December 31, 2006

General

21.	We note your response to prior comment 82 and have the following additional comments:

As previously requested, please separately disclose the Sponsors’ and Management’s ownership percentages. In this regard, we assume that you will do this in the charts of your corporate structure seen on pages 33 and 34.

We supplementally inform the Staff as follows:

•

Upon completion of the Sponsors’ acquisition of EnergySolutions’ predecessor, affiliates of Lindsay Goldberg beneficially owned 89.2% of EnergySolutions, affiliates of Peterson Partners beneficially owned 7.2% and management beneficially owned 3.6%;

•

Immediately prior to the completion of the IPO, it is expected that affiliates of Lindsay Goldberg will beneficially own 76.5% of EnergySolutions, affiliates of Peterson Partners will beneficially own 6.1% and management will beneficially own 17.4%; and

•

After completion of the IPO, the ownership percentages will depend upon the post-IPO valuation of EnergySolutions. Based on current assumptions regarding valuation and offering size, it is expected that affiliates of Lindsay Goldberg will beneficially own 47-59% of EnergySolutions, affiliates of Peterson Partners will beneficially own 4-5%, management will beneficially own 19-23% and public investors will own 13-30%.

As previously requested, please tell us what consideration was given to providing the separate financial statements of EnergySolutions, Inc, and how you determined that the financial statements of EnergySolutions LLC satisfy the requirements of

Rules 3-01 and 3-02 of Regulation S-X. In this regard, the fact that you have determined that EnergySolutions LLC is the predecessor and its financial statements therefore must be provided does not fully address how you have determined that the financial statements of the registrant, EnergySolutions, Inc. may be omitted.

As previously requested, please tell us what consideration was given to reflecting the reorganization that will occur prior to the consummation of the offering in the historical financial statements such that you would provide EnergySolutions Inc. as if the reorganization had occurred.

As more fully described on pages 35-36 of the prospectus, prior to the completion of the offering we will reorganize our corporate structure such that a newly formed corporation, EnergySolutions, Inc. will be the registrant as well as the parent holding company of EnergySolutions, LLC. EnergySolutions, Inc. will have no operations other than those that have been consolidated with EnergySolutions, LLC. EnergySolutions, LLC, which holds all of our operating subsidiaries, will become a direct subsidiary of EnergySolutions, Inc. following the reorganization. The financial statements of EnergySolutions, Inc. are therefore not included in the prospectus because it will be formed for the purpose of effecting this offering and, until the consummation of the reorganization, will hold no material assets and will not engage in any operations. As a result, the financial statements of EnergySolutions, LLC contain the entire results that will be included in the financial statements of EnergySolutions, Inc. upon consummation of the reorganization. See the revised disclosure on p. 59.

As previously requested, please tell us what consideration you have given to presenting historical earnings per share for the registrant in accordance with paragraph 6 of SFAS 128, along with the related disclosures required by paragraphs 40 and 41 of SFAS 128. In this regard, we note you have added pro forma earnings per share to EnergySolutions LLC’s income statement for 2006 that will reflect the tax structure and number of shares of the registrant.

We considered presenting historical earnings per share for Envirocare of Utah, Inc., which had operated as an S corporation. However, we do not believe the information is meaningful for investors because only 1,000 shares of Envirocare of Utah, Inc. stock were outstanding and were held by the sole member.

We also considered presenting the historical earnings per share for EnergySolutions, LLC. However, EnergySolutions, LLC is a wholly owned subsidiary of ENV Holdings LLC and does not have any issued or outstanding stock.

As a result of the nominal number of shares outstanding in historical periods, we did not believe that presentation of historical earnings per share information would provide meaningful information to investors.

Because the reorganization and the resulting change in capital structure will occur prior to the effective date of the IPO, in a subsequent amendment upon determination of the share count, we will present earnings per share retroactively for all historical periods subsequent to the acquisition of our predecessor reflecting the change.

We have revised page F-4 to include place-holders for the historical and earnings per share as well as a description on page F-14 in response to Staff’s comments.

Consolidated Income Statements, page F-4

22.	We note that you have not provided income taxes for your predecessor, Envirocare of Utah, Inc. for the year ended December 31, 2004 and the one month ended January 31, 2005. Please tell us supplementally and expand your disclosure in Note 14 – Income Taxes to discuss these periods and your basis for not providing income taxes for this corporate entity.

We have revised page F-26 in response to the Staff’s comment.

23.	Please supplementally explain to us why the pro forma tax expense seen in your pro forma financial statements differs from the pro forma tax expense for 2006 seen on the face of your historical income statement. Please revise Note 1(t) to your historical financial statements to better explain how you calculated the pro forma tax expense seen on the face of your historical income statement to clarify this matter for your readers.

The pro forma tax expense in the pro forma financial statements equals the difference between (x) the pro forma income tax expense of $14,541, shown under Adjustments for the Reorganization, and (y) the historical income tax benefit of $2,342 (amounts in thousands). The result is the same as the pro forma tax expense of $12,199 presented in the historical income statement.

Note 2 – Summary of Significant Accounting Policies – Revenues and Cost of Revenues, page F-12

24.	We note your response to prior comment 85. It remains unclear to us under what scenario(s) quantifiable output measures would not be available. It also remains unclear to us how you determined that the cost-to-cost approach would be a reasonable surrogate for output measures. Please provide us with a more detailed explanation of these matters. Please also quantify for us the amount of revenues recognized under the cost-to-cost approach for each period presented in your income statement.

We supplementally advise the Staff that EnergySolutions commits to certain fixed price contracts for services that are non-linear in nature, require complex, non-repetitive tasks, or involve a non-time-based scope of work. The earnings process is not fulfilled upon the achievement of milestones, but rather over the life of the contract. Evaluation of the obligations and customer requirements on these contracts does not produce objective, quantifiable output measures that reflect the earnings process for revenue recognition.

An example of this type of contract is the large component contract performed by the Commercial Services group for utility customers within the United States. These contracts involve the removal of large, irradiated nuclear reactor components (steam generators, turbines, reactor pressure vessels, etc.) from power plant sites. The tasks required in these contracts include: permitting, engineering related to logistics and mode of transportation, engineering and fabrication of rigging, subcontractor work to execute the actual transportation of the component, and disposal of the component at a disposal site. The permitting and engineering functions are conducted using internal labor and represent a proportionately small amount of the overall contract value. The subcontractor and disposal efforts represent a majority of the costs included in the contract value, and represent the Company’s obligations in the contract to the customer.

A cost to cost approach accurately reflects the Company’s obligations and performance on the contract, as well as meeting the customers’ expectations of service being performed. Therefore, the Company believes that input measures used to measure progress toward completion on certain fixed price projects provides a reasonable surrogate as compared to using output measures.

For the twelve months ended December 31, 2006, revenues calculated using a cost-to-cost approach were $36.3 million. For the six months ended June 30, 2007, revenues calculated using a cost-to-cost approach were $34.3 million.

Note 3 – Acquisitions, page F-15

25.	We note from your purchase price allocation on page F-16 that the $50.9 million assigned to Duratek’s property, plant and equipment is significantly less than the $60.6 million of property, plant and equipment seen on Duratek’s March 31, 2006 balance sheet on page F-31. Please help us to understand this difference.

We supplementally advise the Staff that as part of the acquisition of Duratek, Inc., we had an appraisal of the fair value of property, plant and equipment performed by a valuation firm. This valuation was based on our intended use of the asset. We believe this value may differ from the carrying value of Duratek based on differences in the intended use of the asset.

26.	We read in your response to prior comment 87 that you estimated the fair value of Duratek’s licensed facilities and the permits and licenses acquired from Envirocare using a replacement cost methodology. Given the nature of your business, it is unclear to us that all of the licenses and permits held by Duratek and Envirocare could be easily replaced by a market participant, such that replacement cost methodology would be appropriate. It is also unclear to us how you determined the replacement cost. Please explain this matter to us in more detail.

We acknowledge that the licenses and permits held by Duratek and Envirocare may be difficult to obtain or replace by a market participant. Although difficult, these permits and licenses can be obtained by another market participant that is in the business of providing waste disposal services, is in good standing and has a good safety record. We considered other valuation methodologies for estimating the fair value of these licenses and permits, such as the “Excess Earnings” methodology, but concluded that the most appropriate methodology was the replacement cost approach. We reached this conclusion, in part, because the information supporting the replacement cost approach is more objectively determinable than when using another valuation methodology, and the permits and licenses themselves do not generate earnings unless combined with an associated business.

We supplementally advise the Staff that we determined the replacement cost of all of the licenses and permits acquired in the acquisitions of Envirocare and Duratek by calculating the estimated cost of employee labor, at a fully burdened rate, to obtain the licenses and permits. In addition, we included the public relations, legal, consulting and regulatory costs, which include geological surveys, air monitoring analysis, groundwater monitoring and permitting review costs.

27.

Please confirm to us, if true, that the acquired Barnwell operating rights as seen on page F-36 are included in the $16.9 million that you assigned to Duratek permits. If our understanding is correct, please help us to understand how you determined replacement cost methodology was appropriate for valuing this asset and how you calculated the replacement cost.

The Barnwell Operating Rights are included within Customer Relationships as an intangible asset. We believe characteristics of these Operating Rights are aligned more closely with the Customer Relationships than with the Permits because we do not own the Barnwell facility and have contracted with the State of South Carolina to manage the facility.

The fair market value of the Operating Rights were determined using on a cash flow model. Revenues from the Barnwell Disposal Facility are recognized in accordance with the Atlantic Waste Compact Act. Under the Atlantic Waste Compact Act, we are reimbursed for allowable costs incurred in operating the Barnwell Disposal Facility plus an operating margin of 29% on certain of those allowable costs. Based on the cash flow model, the value of the intangible asset relating to the Barnwell Operating Rights at the date of acquisition is $1.3 million.

28.	We read in your response to prior comments 88 and 89 that acquired backlog is included in customer relationships. Given the differences in nature between acquired backlog, which represents long-term contracts already awarded, and anticipated new awards and extensions to existing contracts, which we also understand to be included in customer relationships, please separately present acquired backlog in your table reflecting the value of acquired identifiable intangible assets on page F-17.

We believe that backlog, as traditionally understood does not exist for EnergySolutions as an intangible asset separable from customer relationships. Although a formal definition of backlog does not exist in FAS 141 or EITF 02-17, we provide the following support for our consideration of backlog and why we do not identify a separate backlog intangible asset in our analysis.

According to EITF 02-17, “an order or a production backlog arising from contracts such as purchase or sales orders (even if the purchase or sales orders are cancelable) as described in paragraph A19 of Statement 141 is considered a contract subject to paragraph A20.”

In A19 of Statement 141, order or a production backlog is defined as follows: “If an acquired order or production backlog arises from contracts such as purchase or sales orders, it meets the contractual-legal criterion for recognition apart from goodwill (even if the purchase or sales orders were cancelable).” This appears to imply that backlog is defined as an order or production backlog.

Based on the definitions above, order or production backlog does not exist for EnergySolutions because it does not have traditional orders for goods or services.

We further refer to the example provided in Exhibit 02-17A of the EITF that we believe is similar to the Company:

BigCo acquired LittleCo in a business combination on December 31, 20x2. LittleCo has a five year agreement to supply goods to BuyerCo. Both LittleCo and BigCo believe that BuyerCo will renew the supply agreement at the end of the current contract. The supply agreement is not separable.

Evaluation: The supply agreement (whether cancelable or not) meets the contractual-legal criterion and, therefore, must be recorded at fair value apart from goodwill. Additionally, since LittleCo establishes its relationship with BuyerCo through a contract, the customer relationship with BuyerCo meets the contractual-legal criterion and the customer relationship must also be recorded at fair value apart from goodwill. In determining the fair value of the customer relationship, BigCo is required to consider assumptions such as the expected renewal of the supply agreement.

In A20 of Statement 141, customer contracts and related customer relationships are defined as follows: “If an entity establishes relationships with its customers through contracts, those customer relationships would arise from contractual rights. Therefore, customer contracts and the related customer relationships are intangible assets that meet the contractual-legal criterion.” We have established relationships with our customers through contracts and, pursuant to this definition, believe that “customer relationships” encompasses current contracts in place.

29.	We read in your response to prior comment 89 that you have valued acquired backlog using a discounted cash flow methodology. Please supplementally provide us with a reasonably detailed description of how you calculated the cash flows from acquired long-term contracts. Refer to paragraphs B171 through B174 of SFAS 141. Please provide us with similar information for how you calculated the cash flows from anticipated new awards and extensions to existing contracts.

The cash flows related to long-term customer contracts, as described in the previous response and customer relationships were projected by EnergySolutions and used in our fair value analysis of the overall customer relationships. Two primary methodologies were utilized in the valuation for the customer relationships depending on the characteristics of the customers: a “With and Without” DCF approach and an “Excess Earnings” approach. The “With and Without” approach was used to capture the lost value of having to replace the customers as well as the costs incurred in attracting these new customers. The “Excess Earnings” approach was used by considering the projected cash flows related to the customers, less any contributory charges, with assumed renewal of our contracts.

This premise of the “With and Without” valuation method is that in the absence of the current customer relationships, what is the out-of-pocket and opportunity costs related to replacing these customers. A four-step process was utilized in determining the value of these customer relationships:

Step 1: We determined it would take 24 months for our new customers to ramp up to current levels of business if we were to begin our operations as of the valuation date. Utilizing a discounted cash flow analysis with a discount rate of 15%, we determined the difference between our current value given the current projected cash flows and our value based on starting with no customers and the time needed to ramp up to the projected levels of business.

Step 2: We determined an acquisition cost for each new customer and then multiplied this amount by the total number of customers.

Step 3: We summed Step 1 and Step 2.

Step 4: We summed Step 3 and the calculation of any tax savings due to amortization. We used a tax rate of 40% for this calculation.

The fair value of the customer relationships was also determined utilizing the Excess Earnings Method. This approach measures the present worth and anticipated future benefits of the intangible asset.

Appropriate expenses are deducted from the revenue attributable to the customer relationships and economic rents are charged for the use of other contributory assets. Economic rents are charges in the form of an expense to account for the asset’s reliance on other tangible and intangible assets in order to generate revenue. The after-tax cash flows attributable to the asset are discounted back to their net present value at an appropriate intangible asset rate of return and summed to indicate a value for the customer relationships. A five-step process was utilized in determining the value of these customer relationships.

Step 1: We determined the appropriate projected revenue to existing customers, after giving consideration to our historical and projected revenues. This becomes “adjusted revenue.”

Step 2: We determined the appropriate level of operating income associated with the adjusted level and then tax-effected this operating income. This becomes “adjusted operating income.”

Step 3: We subtracted appropriate expenses (such as contributory assets) to the customer relationships, as a percentage of adjusted revenue, from adjusted operating income to calculate the cash flows, or excess earnings, attributable to the customer relationships.

Step 4: We discounted the cash flows / excess earnings to present value using a 15% discount rate and summed the periods.

Step 5: We summed Step 4 and the calculation of any tax savings due to amortization. We used a tax rate of 40% for this calculation.

30.	Please revise your disclosures on page F-17 to better describe the various intangible assets you acquired, particularly those that are currently labeled as “permits,” “customer relationships” and “technology” as we believe this is currently unclear.

We have revised page F-17 in response to the Staff’s comment.

31.	We note your response to prior comment 90. Please revise your disclosures on page F-17 to describe what is captured in “unearned revenues” in your purchase price allocation as we believe this is currently unclear.

We have revised page F-17 in response to the Staff’s comment.

Note 9 – Facility and Equipment Decontamination and Decommissioning, page F-21

32.	We note your response to prior comment 93. As previously requested, please briefly disclose why there was a $6 million adjustment to your ARO estimate in 2006, as we believe this is important information to your investors.

We have revised page F-22 in response to the Staff’s comment.